UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM SD Specialized Disclosure Report
OWENS & MINOR, INC. (Exact name of registrant as specified in its charter)

Virginia	001-9810	54-1701843
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9120 Lockwood Boulevard, Mechanicsville, Virginia	23116
(Address of principal executive offices)	(Zip Code)

Heath H. Galloway Executive Vice President, General Counsel & Corporate Secretary (804) 723-7000
(Name and Telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD by Owens & Minor, Inc. and subsidiaries (“Owens & Minor,” “Company,” “we,” and “our”) is for the period from January 1 to December 31, 2023.

During 2023, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the DRC or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

A summary of our RCOI, as well as the steps taken to exercise due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Conflict Minerals Report (“Report”), which is filed as Exhibit 1.01 to this Form SD. In addition, our Conflict Minerals Policy Statement is publicly available on the Investor page of our Company website at: www.owens-minor.com.

Forward-Looking Statements

The Report contains forward-looking statements that express a belief, expectation or intention, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” “anticipates” and similar expressions can indicate forward- looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Future actions or performance may differ materially from those in the forward-looking statements. Undue reliance should not be placed on these statements, which are only effective as of the date of this Report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

Item 1.02 Exhibits.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable

SECTION 3 - Exhibits Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OWENS & MINOR, INC.

Date:May 30, 2024

By:	/s/ Heath H. Galloway
Name:	Heath H. Galloway
Title:	Executive Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit NumberDescription

1.01Conflict Minerals Report for the year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form.